Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

VWR Funding, Inc. (formerly CDRV Investors, Inc.):

We consent to the use of our report dated March 30, 2007, except as to Notes 22, 23 and 24 which are as of December 21, 2007, with respect to the consolidated balance sheets of CDRV Investors, Inc. and subsidiaries (Successor) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and other comprehensive income, and cash flows for the years ended December 31, 2006 and 2005 and for the period April 7, 2004 to December 31, 2004 (Successor periods) and from January 1, 2004 to April 6, 2004 (Predecessor period) and the related financial statement schedule, included herein and to the reference to our firm under the heading “Experts” in the registration statement.

Our report dated March 30, 2007, contains explanatory paragraphs that state:  effective April 7, 2004, CDRV Acquisition Corporation acquired all of the outstanding stock of VWR International Corporation in a business combination accounted for as a purchase and as a result of the acquisition, the consolidated financial information for the periods after the acquisition are presented on a different cost basis than that for the periods before the acquisition and, therefore, are not comparable; CDRV Investors, Inc.’s adoption of the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, using the modified prospective transition method, effective January 1, 2006; adoption of the provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006; and, adoption of Financial Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, in 2005.

/s/  KPMG LLP

Philadelphia, Pennsylvania

December 21, 2007